EXHIBIT 20.1


  FRONTIER ADJUSTERS ANNOUNCES THAT ITS MAJORITY SHAREHOLDER, UNITED FINANCIAL
     ADJUSTING COMPANY, INC., HAS ENTERED INTO AN AGREEMENT TO TRANSFER ITS
       OWNERSHIP OF A MAJORITY INTEREST IN FRONTIER TO MERRYMEETING, INC.

PHOENIX, Arizona, April 30, 2001 - Frontier Adjusters of America, Inc. (AMEX:FAJ) announced that the ownership of a majority interest of the Company's outstanding share capital (approximately 59%) is being sold by United Financial Adjusting Company ("UFAC") to Merrymeeting, Inc. ("MMI") at a price of approximately $1.58 per share. MMI is a privately held Delaware corporation, owned by John Davies, Frontier's Chairman of the Board, and IVM Intersurer BV, a Netherlands holding company which specializes in investing in insurance-related businesses. UFAC is a wholly-owned subsidiary of Netrex Holdings LLC ("Netrex"). The transaction is expected to close on April 30, 2001. In conjunction with the sale of the UFAC shares to MMI, the management agreement between Frontier and UFAC will be terminated effective April 30, 2001. Additionally, Mr. Davies and several executives who are currently employees of UFAC will become full-time employees of Frontier.

Mr. Davies noted that he is dedicated to helping Frontier's public shareholders realize the value of their investment in Frontier and stated that "Prior to MMI purchasing the Frontier shares from UFAC, I examined several possibilities to bring liquidity and value to Frontier's shareholders, including strategic
partnering."   After   consideration  of  the  options  available  to  Frontier,
Frontier's Board has unanimously decided to accept MMI's proposal to take Frontier private through a cash-out merger with MMI at a price of $1.58 per share. Such a merger would provide liquidity for the shareholders and allow Frontier to significantly reduce its expenses by ceasing to be a public company. Frontier expects to present the proposed merger for approval at the next meeting of Frontier's shareholders. No date has been set for this meeting.

MMI will finance its purchase of the Frontier shares with private funds and borrowings from a commercial bank.

Frontier licenses and franchises independent claims adjusters throughout North America, with more than 670 advertised locations in the United States and Canada.

From time to time, Frontier makes forward-looking statements in its public disclosures, such as the statements contained in this press release regarding strategic partnering, cashing out the Frontier public shareholders and going private. Important risks and uncertainties that could cause Frontier's results of operations to differ materially from those contained in such forward-looking statements include the risk that a strategic partnership or a transaction to take Frontier private would be unsuccessful. Additional, risks and uncertainties are contained in Frontier's filings with the Securities and Exchange Commission, including Frontier's Annual Report on Form 10-K for the year ended June 30, 2000.